Exhibit 99.2

Inventiva announces a €20.1 million issuance of royalty certificates

►	Royalty certificates subscribed by Samsara BioCapital and existing shareholders (BVF Partners, NEA, Sofinnova and Yiheng).

►	Royalty of 3% on future net sales of lanifibranor in the United States of America, the European Union and the United Kingdom over a 14-year term.

►	Cash runway extended through September 2024 and evaluation of strategic and financing options pursued[1].

Daix (France), Long Island City (New York, United States), July 18, 2024 – Inventiva (Euronext Paris and Nasdaq: IVA) (“Inventiva” or the “Company”), a clinical-stage biopharmaceutical company focused on the development of oral small molecule therapies for the treatment of patients with metabolic dysfunction-associated steatohepatitis (“MASH”), also known as non-alcoholic steatohepatitis (“NASH”), and other diseases with significant unmet medical needs, today announced the issuance of royalty certificates (the “Royalty Certificates”) subscribed by Samsara BioCapital, BVF Partners, NEA, Sofinnova, and Yiheng, for an amount of approximately €20.1 million (the “Transaction”).

Frederic Cren, Chairman, Chief Executive Officer, and cofounder of Inventiva stated: “Besides extending our cash runway, this agreement demonstrates the commitment from our key shareholders to continue the development of lanifibranor. We are also pleased to have gained the interest and support of Samsara BioCapital, a leading U.S. specialized fund. With this transaction completed, we continue to focus on advancing the development of lanifibranor, one of the most promising drugs in MASH/NASH, and we are pursuing our evaluation of strategic and financing options to fully support its development.”

Reasons for the issuance and use of the proceeds of the Transaction

The Company intends to use approximately 95% of the net proceeds from the Transaction to continue the NATiV3 Phase III trial of lanifibranor in MASH/ NASH (“NATiV3”) and the remainder for general corporate purposes.

Before giving effect to the Transaction and the cash preservation measures implemented by the Company with its creditors, considering the Company’s cost structure and forecasted expenditures, the Company estimated that its cash, cash equivalents and deposits allowed the Company to fund its operations as planned until the beginning of the third quarter of 2024. As of June 30, 2024, the Company’s cash and cash equivalents are estimated (non-audited) to be €10.1 million, compared with €9.6 million, €0.1 million2 of short-term deposits and €10 million3 of long-term deposits as of May 31, 2024.

1 This estimate is based on the Company’s current business plan and excludes any potential milestones payable to or by the Company and any additional expenditures related to the potential continued development of the odiparcil program or resulting from the potential in licensing or acquisition of additional product candidates or technologies, or any associated development the Company may pursue. The Company may have based this estimate on assumptions that are incorrect, and the Company may end up using its resources sooner than anticipated.

2 Short-term deposits are classified as "other current assets" in the consolidated statement of financial position under IFRS and are considered by the Company to be liquid and readily available.

3 The two-year long-term deposit has a two-year term, is accessible prior to the expiration of the term with 31 days notice and is considered liquid by the Company.

Considering its current cost structure and forecasted expenditures and including the proceeds of approximately €20.1 million from the issuance of the Royalty Certificates and the cash preservation measures in the short term set up by the Company with its creditors, the Company estimates that its cash, cash equivalents and deposits should allow the Company to fund its operations through September 2024. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern beyond the end of September 2024.

The Company explored a variety of options, including the issuance of debt, equity and other instruments, prior to deciding to enter into the Transaction. In order to finance its activities beyond the end of September 2024, the Company will need to raise additional funds, and it is continuing to actively review potential financing (including debt, equity and equity-linked or other instruments) and strategic options.

Main characteristics of the Transaction

The Royalty Certificates are being issued pursuant to a decision of Board of Directors on July 16, 2024, in accordance with the provisions of Article L. 228-36-A of the French Commercial Code (Code de commerce) to one new investor and existing shareholders.

The Royalty Certificates give the holders thereto the right to an annual payment of royalties (the "Royalties") equal to 3% of the future net sales of lanifibranor (the "Product"), if any, beginning on the fiscal year following the start of the sales of the Product following the potential granting of the market authorization (Autorisation de mise sur le marché) for the Product in (i) the United States of America or (ii) the countries of the European Union or (iii) the United Kingdom, whichever occurs the first.

The Royalty Certificates do not have any additional financial rights besides the right to payment of Royalties referred to above. Specifically, the Royalty Certificates do not grant any financial rights on any other products that may be developed by the Company beyond lanifibranor.

The subscription price for the Royalty Certificates is €20.1 million and has been calculated taking into account the net present value (“NPV”) of expected cash flows related to the Royalty Certificates and the current financial position of the Company. The NPV calculation depends strongly on assumptions made by the Company with regards to the chances of success of its studies, the commercialization calendar of lanifibranor, the market size addressed for lanifibranor, the market share of the product and the discount rate. In the process of setting the discount rate, the Company analyzed the expected cash flow derived from its business plan as regards to its market capitalization.

The Royalty Certificates have a term of 14 years following their issuance and do not provide for an accelerated repayment in case of change of control. The Company may at any time repurchase in full the Royalty Certificates by paying a price to be agreed between the Company and the holders of the Royalty Certificates. The Company may also redeem the Royalty Certificates from each holder, subject to offering such redemption to every holders. Lastly, the Company has a pre-emptive right in the event of the sale of Royalty Certificates by a holder.

The holders of Royalty Certificates are subject to a 6-month lock-up period after which the Royalty Certificates will become freely transferable (in whole or in part, provided that the transfer involves a minimum number of 10 Royalty Certificates) only pursuant to an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended, (the “Securities Act”)and to qualified investors pursuant to Article 2(e) of Regulation (EU) 2017/1129. The Company will have a preemptive right on any transfer of Royalty Certificates.

Settlement and delivery of the Royalty Certificates is expected to occur on July 22, 2024. The Royalty Certificates will not be listed on any stock exchange and will not be assigned an ISIN. The closing of the Transaction is subject to the satisfaction of customary closing conditions.

It is reminded that these Royalty Certificates are independent from the royalty certificates issued in August 2023, and do not have the same characteristics (see the Company's press release published on August 31, 2023) (the “2023 Royalty Certificates”).

The Royalty Certificates will be issued in a private placement exempt from registration under the Securities Act and have not been, and will not be, registered under the Securities Act, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

The issue and subscription of the Royalty Certificates will not result in any change in the shareholder structure (for a description of the share capital, please refer to section 6.1.1 of the Company's 2023 Universal Registration Document dated April 3, 2024).

Important notice

The Transaction has not been the subject of a prospectus submitted to the Autorité des Marchés Financiers for its approval.

The payment of Royalties for the Royalty Certificates and of royalties for the 2023 Royalty Certificates in the event of the commercialization of the Product (respectively, 3% and 5% of sales of the Product in the United States, in European Union countries and in the United Kingdom), if approved, would result in a decrease in cash flow generated by sales of the Product, which will have an unfavorable effect on the Company's financial position, particularly at the beginning of the commercialization phase.

Please refer to the Universal Registration Document for the year ended December 31, 2023, filed with the Autorité des Marchés Financiers on April 3, 2024, and the Annual Report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission (the “SEC”) on April 3, 2024 for other risks and uncertainties affecting Inventiva, including those described under the caption “Risk Factors”, and in our future filings with the SEC. Other risks and uncertainties of which Inventiva is not currently aware may also affect its forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated. All information in this press release is as of the date of the release. Except as required by law, Inventiva has no intention and is under no obligation to update or review the forward-looking statements referred to above. Consequently, Inventiva accepts no liability for any consequences arising from the use of any of the above statements.

Financial Calendar

The Company intends to publish the cash position and revenue as of June 30, 2024 as planned on July 31, 2024.

About Inventiva

Inventiva is a clinical-stage biopharmaceutical company focused on the research and development of oral small molecule therapies for the treatment of patients with MASH/NASH and other diseases with significant unmet medical need. The Company benefits from a strong expertise and experience in the domain of compounds targeting nuclear receptors, transcription factors and epigenetic modulation. Inventiva is currently advancing one clinical candidate, has a pipeline of two preclinical programs and continues to explore other development opportunities to add to its pipeline.

Inventiva’s lead product candidate, lanifibranor, is currently in a pivotal Phase III clinical trial, NATiV3, for the treatment of adult patients with MASH/NASH, a common and progressive chronic liver disease.

Inventiva’s pipeline also includes odiparcil, a drug candidate for the treatment of adult MPS VI patients. As part of Inventiva’s decision to focus clinical efforts on the development of lanifibranor, it suspended its clinical efforts relating to odiparcil and is reviewing available options with respect to its potential further development. Inventiva is also in the process of selecting a candidate for its Hippo signaling pathway program.

The Company has a scientific team of approximately 90 people with deep expertise in the fields of biology, medicinal and computational chemistry, pharmacokinetics and pharmacology, and clinical development. It owns an extensive library of approximately 240,000 pharmacologically relevant molecules, approximately 60% of which are proprietary, as well as a wholly-owned research and development facility.

Inventiva is a public company listed on compartment B of the regulated market of Euronext Paris (ticker: IVA, ISIN: FR0013233012) and on the Nasdaq Global Market in the United States (ticker: IVA). www.inventivapharma.com

Contacts

Inventiva Pascaline Clerc, PhD EVP, Strategy and Corporate Affairs media@inventivapharma.com +1 202 499 8937	Brunswick Group Tristan Roquet Montegon / Aude Lepreux / Julia Cailleteau Media relations inventiva@brunswickgroup.com +33 1 53 96 83 83	Westwicke, an ICR Company Patricia L. Bank Investor relations patti.bank@westwicke.com +1 415 513-1284

Important Notice

This press release contains certain “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this press release are forward-looking statements. These statements include, but are not limited to, statements with respect to the Transaction, including statements regarding the anticipated proceeds, completion and timing of the Transaction, Inventiva’s expected use of proceeds from the Transaction, Inventiva’s estimated cash position prior to and following the Transaction and implementation of cash preservation measures, including its estimated cash runway, Inventiva’s ability to execute potential financing and strategic options, their outcome and likelihood of success, as well as statements regarding , potential regulatory submissions and approvals, and Inventiva’s pipeline and preclinical and clinical development plans, business and regulatory strategy, the commercialization of lanifibranor and achievement of any sales related thereto, payment of royalties and anticipated future performance. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will”, “would”, “could”, “might”, “should”, “designed”, “hopefully”, “target”, “potential”, “opportunity”, “possible”, “aim”, and “continue” and similar expressions. Such statements are not historical facts but rather are statements of future expectations and other forward-looking statements that are based on management's beliefs. These statements reflect such views and assumptions prevailing as of the date of the statements and involve known and unknown risks and uncertainties that could cause future results, performance, or future events to differ materially from those expressed or implied in such statements. Actual events are difficult to predict and may depend upon factors that are beyond Inventiva's control. There can be no guarantees with respect to pipeline product candidates that the clinical trial results will be available on their anticipated timeline, that future clinical trials will be initiated as anticipated, that product candidates will receive the necessary regulatory approvals, or that any of the anticipated milestones by Inventiva or its partners will be reached on their expected timeline, or at all. Future results may turn out to be materially different from the anticipated future results, performance or achievements expressed or implied by such statements, forecasts and estimates due to a number of factors, including that Inventiva cannot provide assurance on the impacts of the SUSAR on enrollment or the ultimate impact on the results or timing of the NATiV3 trial or regulatory matters with respect thereto, that Inventiva is a clinical-stage company with no approved products and no historical product revenues, Inventiva has incurred significant losses since inception, Inventiva has a limited operating history and has never generated any revenue from product sales, Inventiva will require additional capital to finance its operations, in the absence of which, Inventiva may be required to significantly curtail, delay or discontinue one or more of its research or development programs or be unable to expand its operations or otherwise capitalize on its business opportunities and may be unable to continue as a going concern, Inventiva’s ability to obtain financing and to enter into potential transactions, Inventiva's future success is dependent on the successful clinical development, regulatory approval and subsequent commercialization of current and any future product candidates, preclinical studies or earlier clinical trials are not necessarily predictive of future results and the results of Inventiva's and its partners’ clinical trials may not support Inventiva's and its partners’ product candidate claims, Inventiva's expectations with respect to its clinical trials may prove to be wrong and regulatory authorities may require holds and/or amendments to Inventiva’s clinical trials, Inventiva’s expectations with respect to the clinical development plan for lanifibranor for the treatment of MASH/NASH may not be realized and may not support the approval of a New Drug Application, Inventiva and its partners may encounter substantial delays beyond expectations in their clinical trials or fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities, the ability of Inventiva and its partners to recruit and retain patients in clinical studies, enrollment and retention of patients in clinical trials is an expensive and time-consuming process and could be made more difficult or rendered impossible by multiple factors outside Inventiva's and its partners’ control, Inventiva's product candidates may cause adverse drug reactions or have other properties that could delay or prevent their regulatory approval, or limit their commercial potential, Inventiva faces substantial competition and Inventiva’s and its partners' business, and preclinical studies and clinical development programs and timelines, its financial condition and results of operations could be materially and adversely affected by geopolitical events, such as the conflict between Russia and Ukraine and related sanctions, impacts and potential impacts on the initiation, enrollment and completion of Inventiva’s and its partners’ clinical trials on anticipated timelines and the state of war between Israel and Hamas and the related risk of a larger conflict, health epidemics, and macroeconomic conditions, including global inflation, rising interest rates, uncertain financial markets and disruptions in banking systems. Given these risks and uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts, and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of this press release. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Disclaimers

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

The distribution of this document may, in certain jurisdictions, be restricted by local legislations. Persons into whose possession this document comes are required to inform themselves about and to observe any such potential local restrictions.

United States of America

This press release shall not constitute an offer to sell or a solicitation of an offer to buy Royalty Certificates in the United States of America, nor shall there be any sale of Royalty Certificates in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

The Royalty Certificates have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements.